EXHIBIT 11.1

EF JOHNSON TECHNOLOGIES, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(in thousands, except share and per share data)

	Three Months Ended		NineMonths Ended
	September 30,		September 30,
	2008	2007	2008	2007
Net income (loss)	$422	$(3,378)	$(678)	$113
Weighted average common shares — Basic	26,121,544	26,035,933	26,088,648	26,032,312
Net income (loss) per share — Basic	$0.02	$(0.13)	$(0.03)	$—
Net income per share - Diluted:
Shares used in computation:
Weighted average common shares — Basic	26,121,544	26,035,933	26,088,648	26,032,312
Dilutive effect of shares under employee stock plans	11,735	—	—	72,117
Weighted average restricted stock grants and units	553,734	—	—	292,914
Weighted average common shares — Diluted	26,687,013	26,035,933	26,088,648	26,397,343
Net income (loss) per share — Diluted	$0.02	$(0.13)	$(0.03)	$—